Ste. 1020-800 West Pender Street Vancouver, BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 Toll Free: 1-800-667-2114 www.amarcresources.com

August 13, 2010

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to provide you with an overview of Amarc's activities over the past year in preparation for the upcoming Annual General Meeting to be held on Wednesday, September 15, 2010. Attached is a copy of proxy materials containing information regarding the business to be covered at the meeting, along with a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact the Investor Services department at 1-800-667-2114 or by email at info@hdgold.com.

Amarc is focused on discovering the next major metal mine in British Columbia (BC). We have achieved significant success in our property evaluations and exploration programs over the past twelve months in south-central BC, making an important new gold discovery and acquiring a substantial land position in a highly prospective gold-copper belt.

The new discovery on the Newton gold-copper property, located some 110 kilometres southwest of Williams Lake, may represent a new deposit type in BC. Previously explored as a porphyry copper prospect, the team recognized that the system also has excellent gold potential. A 4,000-metre drill program completed in late 2009 confirmed our exploration model, encountering broad and continuous intervals of bulk-tonnage style gold, silver, copper and zinc mineralization. Ongoing work has indicated additional potential on the property, as a second bulk-tonnage gold target has been identified some 450 metres to the south of the 2009 drill discovery. A phase two drilling program is planned for this year.

A major focus of exploration and mining, south-central BC, has a well-established infrastructure and supports a number of operating mines (Gibraltar copper-molybdenum mine and Mount Polley copper-gold mine) and late-stage development projects, such as the Prosperity gold-copper project. The region is highly prospective, with significant potential for the discovery of gold-copper porphyry deposits as well as epithermal types of precious metals mineralization. Amarc has acquired some 3,300 square kilometres of mineral claims over the underexplored Plateau Gold-Copper Belt that extends both north and south of Newton. Regional geological, geophysical and geochemical surveys are ongoing, but have already identified exciting new copper-molybdenum targets for drill testing this season.

We are committed to responsible mineral development and apply a "good neighbour" policy to exploration and development activities, providing local employment and procurement opportunities whenever possible and engaging local communities to discuss the programs underway in their area. All of our programs are also carefully planned and managed to limit impacts on the environment.

Our technical team is focused on advancing the Newton discovery and priority regional targets. We believe our focused initiatives have the potential to deliver substantial growth and value to the Company. Moreover, I would like to thank you, our valued shareholders, for your support which has facilitated this success. I encourage you to attend the upcoming shareholders meeting where we can discuss the work done over the past year and our plans moving forward. If you are unable to attend, please take the time to complete and return your proxy.

Yours truly,

AMARC RESOURCES LTD.

/s/Ronald W. Thiessen
Ronald W. Thiessen
President and CEO